Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-236577) on Form S-3 and (Nos. 333-163628, 333-186324, 333-214345 and 333-256379) on Form S-8 of Pebblebrook Hotel Trust of our reports dated February 22, 2022, with respect to the consolidated financial statements and financial statement schedule III of Pebblebrook Hotel Trust and the effectiveness of internal control over financial reporting.

Our report dated February 22, 2022, on the consolidated financial statements refers to a change in the method of accounting for convertible instruments effective January 1, 2021 due to the adoption of Accounting Standards Update No. 2020-06.

/s/ KPMG LLP

McLean, Virginia
February 22, 2022